                             ARTHUR ANDERSEN LLP


                  Report of Independent Public Accountants





To CMS Energy Corporation:

We have audited the accompanying balance sheets of CONSUMERS GAS GROUP (representing a business unit of Consumers Power Company ("Consumers") and its wholly-owned subsidiary, Michigan Gas Storage Company) as of December 31, 1995 and 1994, and the related statements of income, common stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the management of CMS Energy Corporation, the parent of Consumers. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Consumers Gas Group as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                           ARTHUR ANDERSEN LLP

Detroit, Michigan,
   January 26, 1996.

                             Consumers Gas Group
                    Management's Discussion and Analysis


In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This new class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). Accordingly, this MD&A should be read along with the MD&A in the 1995 Form 10-K of CMS Energy.

CMS Energy is the parent holding company of Consumers and CMS Enterprises Company. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the businesses of CMS Energy, including the nature and issuance of the Class G Common Stock, see the MD&A of CMS Energy included and incorporated by reference herein.


Earnings

Net income for the Consumers Gas Group for 1995 totaled $62 million, compared with $53 million for 1994. The increase in 1995 net income reflects higher gas deliveries and the reversal of losses previously recorded for gas contingencies. Partially offsetting these increases were higher depreciation and operation expenses.


Cash Position, Financing and Investing

Consumers Gas Group's cash requirements are met by its operating and financing activities. Consumers Gas Group's cash from operations is derived mainly from Consumers' sale and transportation of natural gas. Cash from operations for 1995 increased $27 million from 1994 primarily due to improved sales of gas. Consumers Gas Group primarily uses this operating cash to maintain its gas utility transmission and distribution systems and retire portions of its long-term debt and pay dividends.

Financing Activities: Cash flows from financing activities in 1995 decreased $28 million from 1994, reflecting no new stock or debt issuances during 1995.

Investing Activities: Net cash used in financing activities decreased $2 million from 1994. Capital expenditures for the Consumers Gas Group, including assets placed under capital lease (see Note 12), totaled $126 million for 1995 compared with $134 million for 1994 and $158 million for 1993.

Financing and Investing Outlook: CMS Energy estimates that capital expenditures for the Consumers Gas Group, including new lease commitments, will total $339 million over the next three years.

                                                             In Millions
Years Ended December 31                        1996       1997      1998

  Gas Utility (a)                              $122       $107      $102
  Michigan Gas Storage                            2          3         3
                                               ----       ----      ----
                                               $124       $110      $105
                                               ====       ====      ====

(a) Includes a portion of anticipated capital expenditures common to both utility businesses.

The Consumers Gas Group expects that cash from operations and the ability to access debt markets will provide necessary working capital and liquidity to fund future capital expenditures, required debt payments and other cash needs in the foreseeable future.

Consumers has an agreement permitting the sales of certain accounts receivable for up to $500 million. At December 31, 1995, receivables sold totaled $295 million. Consumers Gas Group's attributed portion of such receivables sold totaled $137 million.

For further information, see CMS Energy's MD&A included and incorporated by reference herein.


Results of Operations

For Consumers Gas Group's results of operations, see "Gas Utility Results of Operations" in CMS Energy's MD&A included and incorporated by reference herein.


Gas Issues

For Consumers Gas Group's discussion of Gas Rates, GCR Matters and Environmental Matters, see "Gas Utility Issues" in CMS Energy's MD&A included and incorporated by reference herein.


Outlook

For Consumers Gas Group's outlook discussion, see "Gas Utility Outlook" in CMS Energy's MD&A included and incorporated by reference herein.


Other

For information regarding the effect of new accounting standards, see "Other" in CMS Energy's MD&A included and incorporated by reference herein.


Statements of Income                                                                        Consumers Gas Group


                                                                                                   In Millions,
                                                                                       Except Per Share Amounts

Years Ended December 31                                                         1995         1994         1993

Operating Revenue                                                             $1,195       $1,151       $1,160
                                                                              -------      -------      -------
Operating Expenses     Operation
                          Cost of gas sold                                       671          662          678
                          Other                                                  197          185          171
                                                                              -------      -------      -------
                            Total operation                                      868          847          849
                       Maintenance                                                39           39           38
                       Depreciation, depletion and amortization                   83           76           73
                       General taxes                                              54           54           54
                                                                              -------      -------      -------
                            Total operating expenses                           1,044        1,016        1,014
                                                                              -------      -------      -------
Pretax Operating Income                                                          151          135          146

Income Taxes                                                                      48           41           39
                                                                              -------      -------      -------
Net Operating Income                                                             103           94          107
                                                                              -------      -------      -------

Other Income           Other income taxes, net                                     -            -            1
(Deductions)           Other, net                                                  -           (2)          (3)
                                                                              -------      -------      -------
                            Total other deductions                                 -           (2)          (2)
                                                                              -------      -------      -------

Fixed Charges          Interest on long-term debt                                 30           29           32
                       Other interest                                              6            5            6
                       Capitalized interest                                       (1)           -           (1)
                       Preferred dividends                                         6            5            2
                                                                              -------      -------      -------
                            Net fixed charges                                     41           39           39
                                                                              -------      -------      -------
Net Income                                                                    $   62       $   53       $   66
                                                                              =======      =======      =======

Net Income Attributable to CMS Energy Shareholders
 through Retained Interest                                                    $   59       $   53       $   66
                                                                              =======      =======      =======

Net Income Attributable to Class G Shareholders                               $    3            -            -
                                                                              =======      =======      =======

Average Class G Common Shares Outstanding                                          8            -            -
                                                                              =======      =======      =======

Earnings Per Average Class G Common Share                                     $  .38            -            -
                                                                              =======      =======      =======

Dividends Declared Per Class G Common Share                                   $  .56            -            -
                                                                              =======      =======      =======


The accompanying notes are an integral part of these statements.



Statements of Cash Flows                                                                   Consumers Gas Group


                                                                                                   In Millions

Years Ended December 31                                                              1995      1994      1993

Cash Flows From        Net income                                                   $  62     $  53     $  66
Operating Activities     Adjustments to reconcile net income to net cash
                           provided by operating activities
                             Depreciation, depletion and amortization                  83        76        73
                             Capital lease and other amortization                       5         4         5
                             Deferred income taxes and investment tax credit           13         4         4
                             Other                                                      1         1         2
                             Changes in other assets and liabilities (Note 12)         16        15       (67)
                                                                                    ------    ------    ------
                               Net cash provided by operating activities              180       153        83
                                                                                    ------    ------    ------

Cash Flows From        Capital expenditures (excludes assets placed
Investing Activities     capital lease) (Note 12)                                    (124)     (129)     (153)
                       Cost to retire property, net                                   (10)       (8)       (6)
                       Other                                                            2         3         -
                                                                                    ------    ------    ------
                               Net cash used in investing activities                 (132)     (134)     (159)
                                                                                    ------    ------    ------

Cash Flows From        Payment of common stock dividends                              (58)      (46)      (47)
Financing Activities   Retirement of bonds and other long-term debt                    (6)      (31)     (125)
                       Payment of capital lease obligations                            (5)       (4)       (5)
                       Repayment of bank loans                                         (2)     (106)        -
                       Contribution from CMS Energy stockholders                       18        22         -
                       Increase in notes payable, net                                   6        16        83
                       Proceeds from bank loans                                         -        88         3
                       Proceeds from preferred stock                                    -        42         -
                       Proceeds from bonds and other long-term debt                     -         -       158
                                                                                    ------    ------    ------
                               Net cash provided by (used in)
                                 financing activities                                 (47)      (19)       67
                                                                                    ------    ------    ------

Net Increase (Decrease) in Cash and Temporary Cash Investments                          1         -        (9)

                       Cash and temporary cash investments
                               Beginning of year                                        4         4        13
                                                                                    ------    ------    ------
                               End of year                                          $   5     $   4     $   4
                                                                                    ======    ======    ======


The accompanying notes are an integral part of these statements.



Balance Sheets                                                                          Consumers Gas Group


ASSETS                                                                                          In Millions

December 31                                                                                  1995      1994

Plant (At Cost)         Plant                                                              $2,169    $2,064
                        Less accumulated depreciation, depletion and amortization           1,179     1,117
                                                                                           ------    ------
                                                                                              990       947
                        Construction work-in-progress                                          55        47
                                                                                           ------    ------
                                                                                            1,045       994
                                                                                           ------    ------




Current Assets          Cash and temporary cash investments at cost,
                          which approximates market                                             5         4
                        Accounts receivable and accrued revenue, less allowances
                          of $2 in 1995 and 1994 (Note 5)                                      99        51
                        Inventories at average cost
                          Gas in underground storage                                          184       235
                          Materials and supplies                                               10         9
                        Trunkline settlement                                                   30        30
                        Deferred income taxes (Note 4)                                          9        16
                        Prepayments and other                                                  49        48
                                                                                           ------    ------
                                                                                              386       393
                                                                                           ------    ------




Non-current Assets      Postretirement benefits (Note 9)                                      161       158
                        Trunkline settlement                                                   25        55
                        Deferred income taxes (Note 4)                                         14         3
                        Other                                                                  59        70
                                                                                           ------    ------
                                                                                              259       286
                                                                                           ------    ------

Total Assets                                                                               $1,690    $1,673
                                                                                           ======    ======




                                                                                        Consumers Gas Group


STOCKHOLDERS' INVESTMENT AND LIABILITIES                                                        In Millions

December 31                                                                                  1995      1994

Capitalization          Common stockholders' equity
(Note 6)                  Common stock                                                     $  184    $  184
                          Paid-in-capital                                                     125       107
                          Retained earnings since December 31, 1992                            30        26
                                                                                           ------    ------

                                                                                              339       317
                        Preferred stock                                                        78        78
                        Long-term debt                                                        411       426
                        Non-current portion of capital leases                                  20        18
                                                                                           ------    ------
                                                                                              848       839
                                                                                           ------    ------

Current Liabilities     Current portion of long-term debt and capital leases                   23        13
                        Notes payable                                                         105        99
                        Accounts payable                                                       79        68
                        Accrued taxes                                                          66        55
                        Trunkline settlement                                                   30        30
                        Accrued refunds                                                        20        20
                        Accrued interest                                                        7         8
                        Other                                                                  52        68
                                                                                           ------    ------
                                                                                              382       361
                                                                                           ------    ------

Non-current             Postretirement benefits (Note 9)                                      175       172
Liabilities             Regulatory liabilities for income taxes, net (Notes 4 and 13)         162       144
                        Deferred investment tax credit                                         28        30
                        Trunkline settlement                                                   25        55
                        Other                                                                  70        72
                                                                                           ------    ------
                                                                                              460       473
                                                                                           ------    ------

                        Commitments and Contingencies (Notes 3, 10 and 11)

Total Stockholders' Investment and Liabilities                                             $1,690    $1,673
                                                                                           ======    ======


The accompanying notes are an integral part of these statements.



Statements of Common Stockholders' Equity                                                   Consumers Gas Group


                                                                                                    In Millions

                                                                       Other
                                                     Common          Paid-in          Retained
                                                      Stock          Capital          Earnings           Total

Balance at January 1, 1993 (a)                         $184             $ 85              $  -            $269

     Net income                                                                             66              66
     Common stock dividends declared                                                       (47)            (47)
                                                       ----             ----              ----            ----
Balance at December 31, 1993 (a)                        184               85                19             288

     Net income                                                                             53              53
     Common stock dividends declared                                                       (46)            (46)
     CMS Energy stockholders' contribution                                22                                22
                                                       ----             ----              ----            ----
Balance at December 31, 1994 (a)                        184              107                26             317

     Net income                                                                             62              62
     Common stock dividends declared                                                       (58)            (58)
     CMS Energy stockholders' contribution                                18                                18
                                                       ----             ----              ----            ----
Balance at December 31, 1995 (a)                       $184             $125              $ 30            $339
                                                       ====             ====              ====            ====


(a) Number of shares of Consumers' common stock outstanding was 84,108,789.  Common stock allocated to the
    Consumers Gas Group is consistent with the allocation method discussed in Note 6.

The accompanying notes are an integral part of these statements.


                             Consumers Gas Group
                        Notes to Financial Statements


1:   Corporate Structure

CMS Energy is the parent holding company of Consumers and Enterprises. Consumers, a combination electric and gas utility company serving the Lower Peninsula of Michigan, is the principal subsidiary of CMS Energy. For further information regarding the business of CMS Energy, see the Notes to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

In 1995, CMS Energy issued a total of 7.62 million shares of Class G Common Stock. This new class of common stock reflects the separate performance of the gas distribution, storage and transportation businesses conducted by Consumers and Michigan Gas Storage (collectively, Consumers Gas Group). For further information regarding the nature and issuance of the Class G Common Stock, see Note 8 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

These financial statements and their related notes should be read along with the financial statements and notes contained in the 1995 Form 10-K of CMS Energy that includes the Report of Independent Public Accountants, included and incorporated by reference herein.


2:   Summary of Significant Accounting Policies and Other Matters

Basis of Presentation: Consumers is a regulated utility. Accordingly, the majority of the accounting allocation policies described within these notes have a long-standing basis and have historically been used in proceedings conducted before the MPSC. The financial statements for the Consumers Gas Group have been prepared based upon consistent methods that management believes are reasonable and appropriate to reflect its financial position, results of operations and cash flows. Where appropriate, the financial statements reflect the assets, liabilities, revenues and expenses directly related to the Consumers Gas Group. However, in instances where common accounts (containing both electric and gas activities) were not readily attributable to a single business segment, management allocated to the Consumers Gas Group's financial statements based on certain measures of business activities, such as gas revenues, salaries, other operation and maintenance expenditures, number of gas customers in relationship to total utility customers and/or functional use surveys. Management believes the attributions are reasonable.

Although the financial statements of Consumers Gas Group separately report the assets, liabilities and stockholders' equity, legal title to such assets and the responsibility for such liabilities are not separately identifiable to a specific class of common stock. Therefore, the creditors of CMS Energy are unaffected by the implementation of the Consumers Gas Group, because all assets of the corporation remain available to satisfy all liabilities. The holders of CMS Energy Common Stock and the Class G Common Stock will be subject to all risks associated with investments in CMS Energy. Holders of Class G Common Stock have no direct rights in the equity or assets of Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy.

The financial statements of the Consumers Gas Group incorporate Consumers' natural gas utility business and the related business of Michigan Gas Storage. The Consumers Gas Group and the remaining business segments of CMS Energy comprise all of the accounts included in the Consolidated Financial Statements of CMS Energy.

The financial statements of Consumers Gas Group were prepared in accordance with generally accepted accounting principles on a consistent basis and include the use of management's estimates. Any future changes in accounting policy not mandated by appropriate authorities must be, in management's opinion, preferable to the policy in place and must be disclosed in accordance with generally accepted accounting principles.

For presentation purposes, all material transactions between companies within the Consumers Gas Group have been eliminated.

Earnings Per Share and Dividends: Earnings per share, for year ended December 31, 1995, reflect the performance of the Consumers Gas Group since the initial issuance of the Class G Common Stock during the third quarter of 1995. The Class G Common Stock participates in earnings and dividends from the issue date. The earnings (loss) attributable to such common stock and the related amounts per share are computed by considering the weighted average number of common shares outstanding.

The earnings (loss) attributable to outstanding Class G Common Stock are equal to Consumers Gas Group's net income (loss) multiplied by a fraction, the numerator is the weighted average number of Outstanding Shares during the period and the denominator represents the weighted average number of Outstanding Shares and Retained Interest Shares during the period. The earnings attributable to Class G Common Stock on a per share basis, for the year ended December 31, 1995, are based on 23.45 percent of the earnings of the Consumers Gas Group since the initial issuance.

Earnings per share are omitted from the statements of income, for the years ended December 31, 1994 and 1993, since the Class G Common Stock was not part of the equity structure of CMS Energy. For purpose of analysis, following are pro forma data for the years ended December 31, 1995 and 1994 which give effect to the issuance and sale of 7.52 million shares of Class G Common Stock (representing 23.50 percent of the equity attributable to the Consumers Gas Group) on January 1, 1994.

                                  In Millions, Except Per Share Amounts
                                               Pro Forma      Pro Forma
Years Ended December 31                             1995           1994
-----------------------                            -----          -----
Consumers Gas Group Net Income                     $  62          $  53

Net Income attributable to CMS Energy
 Common Stock through Retained Interest            $  47          $  41

Net Income attributable to outstanding
 Class G Common Stock                              $  15          $  12

Average shares outstanding
 of Class G Common Stock                           7.536          7.520

Earnings per share attributable to
 outstanding Class G Common Stock                  $1.93          $1.66

Holders of Class G Common Stock have no direct rights in the equity or assets of the Consumers Gas Group, but rather have rights in the equity and assets of CMS Energy as a whole. In the sole discretion of the Board of Directors, dividends may be paid exclusively to the holders of Class G Common Stock, exclusively to the holders of CMS Energy Common Stock, or to the holders of both classes in equal or unequal amounts. Dividends on the Class G Common Stock are paid at the discretion of the Board of Directors based primarily upon the earnings and financial condition of the Consumers Gas Group, and to a lesser extent, CMS Energy as a whole. It is the Board of Directors' current intention that the declaration or payment of dividends with respect to the Class G Common Stock will not be reduced, suspended or eliminated as a result of factors arising out of or relating to the electric utility business or the non-utility businesses of CMS Energy unless such factors also require, in the Board of Directors' sole discretion, the omission of the declaration or reduction in payment of dividends on both the CMS Energy Common Stock and the Class G Common Stock.

The portion of Consumers' common dividends attributed to the Consumers Gas Group, for periods prior to the July 1995 issuance of the Class G Common Stock, have been reflected in the financial statements. These dividend amounts were allocated based on the ratio of the Consumers Gas Group's net income to Consumers' consolidated net income after dividends on preferred stock. This ratio was then applied to Consumers' total dividend payments for these periods. Dividends declared on the Class G Common Stock following the issuance are also reflected in the financial statements. In July and October 1995, the Board of Directors declared quarterly dividends of $.28 per share ($1.12 per share on an annual basis) on Class G Common Stock.

Related Party Transactions: The Consumers Gas Group sold, stored and transported natural gas and provided other services to the MCV Partnership totaling approximately $13 million for 1995, $13 million for 1994 and $14 million for 1993. Consumers Gas Group purchases a portion of its gas from an affiliate, CMS NOMECO. The amounts of purchases for the years ended December 31, 1995, 1994 and 1993 totaled $19 million, $1 million and $3 million, respectively.

Other: For significant accounting policies regarding Consumers Gas Group's gas inventory, maintenance, depreciation and depletion, revenue and fuel costs, and utility regulation, as well as the effect of new accounting standards, see Note 2 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

For significant accounting policies regarding income taxes, see Note 4; for pensions and other postretirement benefits, see Note 9; and for cash equivalents, see Note 12.


3:   Rate Matters

For information regarding rate matters directly affecting the Consumers Gas Group, see the "Gas Rates" and "GCR Matters" discussions in Note 4 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


4:   Income Taxes

The Consumers Gas Group is included in the consolidated federal income tax return filed by CMS Energy (see Note 5 to the Consolidated Financial Statements of CMS Energy). The financial statement provision and actual cash tax payments have been reflected in the Consumers Gas Group's financial statements in accordance with CMS Energy's tax allocation policy. The financial statement amounts reflect management's estimate of the separate taxable income of the segment, the effect of deferred tax accounting for temporary differences that arise, the amortization of ITC over the life of the related property included within the Consumers Gas Group and any AMT credit carryforwards that can be carried forward indefinitely to reduce regular tax liabilities in future periods related to the Consumers Gas Group. Tax settlements at Consumers Gas Group are consistent with settlements of CMS Energy's consolidated returns and are generally settled in the year, or in the year following the year in which such amounts are accrued.

The significant components of income tax expense (benefit) for the Consumers Gas Group consisted of:

                                                            In Millions
Years Ended December 31               1995          1994           1993

Current federal income taxes           $34           $37            $34
Deferred income taxes                   16             6              6
Deferred ITC, net                       (2)           (2)            (2)
                                      ----          ----           ----
                                       $48           $41            $38
                                      ====          ====           ====

Operating                              $48           $41            $39
Other                                    -             -             (1)
                                      ----          ----           ----
                                       $48           $41            $38
                                      ====          ====           ====

The principal components of deferred tax assets (liabilities) recognized in the balance sheet for the Consumers Gas Group are as follows:

                                                            In Millions
December 31                                         1995           1994

Property                                            $(54)          $(54)
Postretirement benefits (Note 9)                     (59)           (58)
Employee benefit obligations (includes
 postretirement benefits of $59
 and $56) (Note 9)                                    70             68
Regulatory liability for income taxes                 57             50
Other                                                  9             13
                                                   -----          -----
                                                    $ 23           $ 19
                                                   =====          =====

Gross deferred tax liabilities                     $(227)         $(235)
Gross deferred tax assets                            250            254
                                                   -----          -----
                                                    $ 23           $ 19
                                                   =====          =====

The actual income tax expense for Consumers Gas Group differs from the amount computed by applying the statutory federal tax rate to income before income taxes as follows:

                                                            In Millions
Years Ended December 31                     1995       1994        1993

Net income before preferred dividends       $ 68       $ 58        $ 68
Income tax expense                            48         41          38
                                           -----      -----       -----
                                             116         99         106
Statutory federal income tax rate          X 35%      X 35%       X 35%
                                           -----      -----       -----
Expected income tax expense                   41         35          37
Increase (decrease) in taxes from:
 Differences in book and tax
  depreciation not previously deferred         9          8           7
 ITC amortization                             (2)        (2)         (2)
Other, net                                     -          -          (4)
                                           -----      -----       -----
                                             $48        $41         $38
                                           =====      =====       =====

5:   Short-Term Financings

Consumers' short-term financings are discussed in Note 6 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Consumers generally manages its short-term financings on a centralized consolidated basis. The portion of receivables sold attributable to the Consumers Gas Group at December 31, 1995 and 1994, is estimated by management to be $137 million and $111 million, respectively. Accounts receivable and accrued revenue in the balance sheets have been reduced to reflect receivables sold. The portions of short-term debt and receivables sold attributed to Consumers Gas Group reflect the high utilization of short-term borrowing to finance the purchase of gas for storage in the summer and fall periods. The allocation of short-term financings and related interest charges to Consumers Gas Group generally follows the ratio of gas utility assets to total Consumers' assets. Additionally, the carrying costs for Consumers' sales of certain of its accounts receivable under its trade receivable purchase and sale agreement generally are allocated to the Consumers Gas Group based on the ratio of customer revenues contributed by Consumers' gas customers to total Consumers' revenue. However, as a result of the centralized management of short-term financing, the amounts allocated to the Consumers Gas Group are further adjusted in both the seasonal gas inventory build-up period (second and third quarters) and the high seasonal gas sales periods (first and fourth quarters) to more closely reflect the higher short-term financing requirements of the inventory build-up period and conversely the lower financing requirements during the higher sales periods. Management believes these allocations to be reasonable.


6:   Capitalization

Capital Stock and Long-Term Debt:   Consumers Gas Group's capital stock
and long-term debt have been allocated based on the ratio of gas utility assets (including common assets attributed to the gas utility segment) to total Consumers' assets. Management believes these measurements are reasonable. For information regarding the capital stock and long-term debt of CMS Energy and Consumers, see Notes 7 and 8 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


7:   Financial Instruments

The carrying amount of Consumers Gas Group's long-term debt was $411 million and $426 million and the fair value was $417 million and $403 million as of December 31, 1995 and 1994, respectively. For additional information regarding financial instruments, see Note 10 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


8:   Executive Incentive Compensation

For information regarding CMS Energy's Performance Incentive Stock Plan, restricted shares of common stock, stock options and stock appreciation rights, see Note 11 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein. This plan was amended during 1995 to provide for awards of Class G Common Stock, to establish criteria for certain plan awards and to increase the number of shares reserved for award.


9:   Retirement Benefits

Postretirement Benefit Plans Other Than Pensions: The Consumers Gas Group's attributed portion of CMS Energy's net periodic cost for health and life insurance benefits totaled $15 million, $17 million and $16 million in 1995, 1994 and 1993, respectively. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for postretirement benefit plans is estimated to be $169 million and $166 million at December 31, 1995 and 1994, respectively. These amounts were allocated based on policies Consumers has historically used in proceedings conducted before the MPSC. For further information regarding CMS Energy's postretirement benefit plans other than pensions, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Supplemental Executive Retirement Plan: The attributed trust assets of Consumers Gas Group at cost (which approximates market) were $6 million and $4 million, at December 31, 1995 and 1994 respectively, and were classified as other non-current assets. These allocations were based on a ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.

Defined Benefit Pension Plan: A trusteed, non-contributory, defined benefit Pension Plan covers substantially all employees. Consumers Gas Group's attributed portion of CMS Energy's net periodic pension cost totaled $3 million in 1995, 1994 and 1993. These allocations were based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable.

Consumers Gas Group's attributed portion of CMS Energy's total recorded liability for the Pension Plan totaled $10 million at December 31, 1995 and 1994 and was allocated to the Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Consumers Gas Group's estimated portion of CMS Energy's recorded liability for the SERP totaled $5 million at December 31, 1995 and $4 million at December 31, 1994 and was allocated to the Consumers Gas Group based on the ratio of salaries and wages related to Consumers' gas operations to Consumers' total salaries and wages. Management believes these allocations are reasonable. For further information, see Note 12 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


10:   Leases

CMS Energy and its subsidiaries lease various assets, including vehicles, aircraft, construction equipment, computer equipment and buildings. Consumers Gas Group's attributed portion of CMS Energy's minimum rental commitments under non-cancelable leases at December 31, 1995, were:

                                                            In Millions
                                                    Capital   Operating
                                                     Leases      Leases

1996                                                   $  6        $  1
1997                                                      6           -
1998                                                      5           -
1999                                                      4           -
2000                                                      3           -
2001 and thereafter                                       7           -
                                                       ----        ----
Total minimum lease payments                             31        $  1
Less imputed interest                                     6        ====
                                                       ----
Present value of net minimum lease payments              25
Less current portion                                      5
                                                       ----
Non-current portion                                    $ 20
                                                       ====

Consumers recovers these charges from customers and accordingly charges payments for its capital and operating leases to operating expense. Operating lease charges for the Consumers Gas Group, including charges to clearing and other accounts as of December 31, 1995, 1994 and 1993, were $1 million, $1 million and $1 million, respectively. Capital lease expenses for the Consumers Gas Group for the years ended December 31, 1995, 1994 and 1993 were $7 million, $6 million and $6 million, respectively.

Consumers Gas Group's minimum rental commitments and lease expenses are generally allocated based on the specific use of the leased item. Common leases are allocated to Consumers Gas Group through functional use surveys, which management believes to be reasonable.


11:   Commitments and Contingencies

Capital Expenditures: The Consumers Gas Group estimates capital expenditures, including new lease commitments, will be $124 million for 1996, $110 million for 1997 and $105 million for 1998. These estimates include an attributed portion of Consumers' anticipated capital expenditures for common plant and equipment.

For further information regarding commitments and contingencies directly affecting the Consumers Gas Group (including those involving former manufactured gas plant sites), see the "Environmental Matters," "Commitments for Gas Supplies" and "Other" discussions in Note 14 to the Consolidated Financial Statements of CMS Energy included and incorporated by reference herein.


12:   Supplemental Cash Flow Information

For purposes of the Statement of Cash Flows, all highly liquid investments with an original maturity of three months or less are considered cash equivalents. Consumers Gas Group's other cash flow activities and non-cash investing and financing activities for the years ended December 31 were:

                                                            In Millions
                                            1995       1994        1993

Cash transactions
  Interest paid (net of amounts
    capitalized)                            $ 35       $ 33        $ 37
  Income taxes paid (net of refunds)          25         31          42

Non-cash transactions
  Assets placed under
    capital lease                           $  2       $  5        $  5
  Capital leases refinanced                    9          -          12

Changes in other assets and liabilities as shown on the Statements of Cash Flows at December 31 are described below:

                                                            In Millions
                                            1995       1994        1993

Sale of receivables, net                   $  26      $ (13)      $  72
Accounts receivable                          (39)        11         (35)
Accrued revenue                              (35)        30         (31)
Inventories                                   50         (6)        (24)
Accounts payable                              11          1          (7)
Accrued refunds                                -          -         (10)
Other current assets and liabilities, net     (8)        (1)        (17)
Non-current deferred amounts, net             11         (7)        (15)
                                           -----      -----       -----
                                           $  16      $  15        $(67)
                                           =====      =====       =====

13:   Effects of the Ratemaking Process

The following regulatory assets (liabilities) which include both current and non-current amounts, are reflected in Consumers Gas Group's Balance Sheets. These assets represent probable future revenue to Consumers associated with certain incurred costs as these costs are recovered through the ratemaking process.

                                                            In Millions
December 31                                            1995        1994

Postretirement benefits (Note 9)                      $ 169       $ 166
Trunkline settlement                                     55          85
Manufactured gas plant sites                             47          47
Other                                                     5          14
                                                      -----       -----
Total regulatory assets                               $ 276       $ 312
                                                      =====       =====

Regulatory liabilities for income taxes               $(162)      $(144)
                                                      =====       =====

At December 31, 1995, $55 million of Consumers Gas Group's regulatory assets are being recovered through rates being charged to customers over 2 years. Consumers anticipates MPSC approval for recovery of the remaining amounts.


Quarterly Financial and Common Stock Information                                             Consumers Gas Group


                                                                                                  In Millions,
                                                                                      Except Per Share Amounts

                                        1995 (Unaudited)                           1994 (Unaudited)

Quarters Ended              March 31   June 30  Sept. 30    Dec. 31    March 31   June 30   Sept. 30   Dec. 31

Operating revenue               $482      $197      $122       $394        $528      $183       $126      $314

Pretax operating income          $91       $17        $2        $41         $84       $18         $4       $29

Net income (loss)                $49        $3       $(8)       $18         $46        $4        $(5)       $8

Earnings (loss) per average
 common share                      -         -     $(.17)      $.55           -         -          -         -

Dividends declared per
 common share                      -         -      $.28       $.28           -         -          -         -

Common stock prices (a)
  High                             -         -   $18-3/4    $18-7/8           -         -          -         -
  Low                              -         -   $16-1/8    $17-5/8           -         -          -         -


(a)  Based on New York Stock Exchange - Composite transactions.
